Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY ROBLOX CORPORATION: RBLX-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Roblox Corporation

970 Park Place

San Mateo, California 94403

Attention: David Baszucki

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

December 7, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kathleen Collins Melissa Kindelan Jan Woo Matthew Crispino

RE:	Roblox Corporation Registration Statement on Form S-1 CIK No. 0001315098; Reg. No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide a supplemental analysis of the Company’s stock-based compensation relating to the above referenced

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES

NEW YORK                PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

Securities and Exchange Commission December 7, 2020 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on October 9, 2020, filed via EDGAR on November 19, 2020 and amended with a filing via EDGAR on December 1, 2020. The Staff requested a supplemental explanation of how the Company determined the fair value of the shares of Class A common stock underlying its equity grants and the reasons for any differences between the most recent valuations of the Company’s Class A common stock leading up to the Company’s initial public offering and the estimated offering price.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Equity Grants and Common Stock Valuation

The Company granted 23.3 million options and 3.1 million restricted stock units (“RSUs”) in 2020 through November 18, 2020. The Company has included the following chart which reflects the date of the option and RSU grants, the total options and RSUs granted, and the fair value of the underlying stock to value such awards for accounting purposes as described under “Changes in the Fair Values of Underlying Common Stock through September 30, 2020 Valuation” below.

Date of Option Grant	Options/RSUs Granted (Share amounts in thousands)	Fair Value of Underlying Stock
1/19/2020	3,183 Options	$4.61
1/24/2020	2,785 Options	$4.61
1/28/2020	176 Options	$4.61
5/06/2020	3,936 Options	$5.85
7/02/2020	2,725 Options	$6.86
7/29/2020	2,004 Options	$7.33
8/31/2020	8,460 Options	$7.92
11/1/2020	2,043 RSUs	$[*]+
11/18/2020	1,018 RSUs	$[*]+

+The estimated value of RSUs granted and the related unrecognized compensation expense is based on the mid-point of the Price Range discussed in detail below.

The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 115 through 117 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement include an explanation of the factors considered by the Company in determining the fair value of its common stock. In addition, below the Company has described the chronological order of how the Company determined the valuation of its common stock, inclusive of each date a valuation was performed by an independent third-party through extensive review of the Company, its business, its management, financial performance, projections, capital structure, market and competitors, and the general economy, including significant fluctuations, and any intervening events within the Company or changes in its valuation assumptions and methodology.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

Securities and Exchange Commission December 7, 2020 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

June 30, 2019 Valuation

On June 30, 2019, the Company’s valuation utilized an income approach which involved estimating the discounted cash flow for the business by projecting the free cash flows each year, calculating a terminal value, and then discounting these cash flows back to a present value at an appropriate discount rate (taking into account the time value of money and the risk inherent in that business).

The AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation - Accounting and Valuation Guide (the “AICPA Practice Guide”) identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:

•

Option Pricing Method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment.

For the June 30, 2019 valuation, the Company has performed an OPM to allocate the enterprise value to multiple series of capital stock. The PWERM was not used because the Company considered estimating the probability and value of different liquidity events too speculative at the state in development of the Company, including an initial public offering (“IPO”). The Company applied a discount for lack of marketability (“DLOM”) of 20% which reflected the lack of near term expected distributions from a liquidity event. Based on its third-party valuation, the Company concluded that the fair value of its common stock was $3.22 based on the valuation methodology described above.

March 31, 2020 Valuation

As mentioned in the Registration Statement, in March 2020, the Company sold 23.7 million shares of Series G convertible preferred stock at a per share issuance price of $6.34. In addition, the purchasers of the Series G convertible preferred stock conducted a tender offer to acquire approximately 31.1 million shares of common and 24.0 million shares of convertible preferred stock from employees, former employees, and other existing investors. On March 31, 2020, the Company performed a valuation of its common stock using an independent third-party specialist and determined that the transactions described above were the best indications of fair value of the underlying stock. As such, 100% weight was given to the transactions described above in determining the fair value of the underlying stock by the independent third-party specialist. The Company continued to perform an OPM to allocate the enterprise value to multiple series of capital stock, as estimating the probability and value of different liquidity events for PWERM was too speculative at the state in development of the Company, including an IPO. The DLOM applied in this valuation was 20%, as there was no change in the various estimates in time to liquidity, volatility, and near term expected distributions from a liquidity event. The Company concluded that the valuation of common stock was $5.21 based on the methodologies described above.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

Securities and Exchange Commission December 7, 2020 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

September 30, 2020 Valuation

On September 30, 2020, the Company performed a valuation of its common stock using the same methodologies described above and a combination of a market approach and income approach. Based on rapid growth in the Company’s business due in part to the COVID-19 pandemic, including as reflected in growing bookings for the Company, and a level of recovery in the capital markets that led to generally favorable market conditions for initial public offerings of technology companies, the Company commenced preparation for a potential IPO in September 2020 and the board of directors of the Company formally approved commencing the IPO process in October 2020. Based on these factors, the Company utilized a PWERM, which incorporated aspects of the income approach and the market approach. The overall model incorporated two outcomes (an IPO and a remain-private scenarios). The equity value in the IPO scenario was estimated based on Roblox completing an IPO on a market approach valuation method, based on analysis of the next-twelve-months revenue multiples for a group of guideline public companies, and allocating value as if all preferred shares would convert to common stock and all stock options outstanding as of the valuation date will be exercised. The Company applied a DLOM of 10% and a weighting of 35% to this scenario. In the remain-private scenario, the equity value was derived assuming that the Company would not complete an IPO and would remain a privately-held company. The Company utilized an income approach to derive the enterprise value of the organization and then applied an OPM to allocate the enterprise value in order to derive the value of its common stock. The Company applied a DLOM of 20% and a 65.0% probability to this scenario. Based on the valuation methodology described above, the Company concluded that the value of its common stock to be $8.45.

Changes in the Fair Values of Underlying Common Stock through September 30, 2020 Valuation

No single event caused the valuation of the common stock to fluctuate, but instead the valuation has steadily risen over time as the Company has grown. For example, total revenue continues to grow in each quarter in fiscal year 2020 compared to the previous quarter. Revenue increased by $238.8 million, or 68%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The growth in revenue and the associated increase in the value of the Company’s common stock can be attributable to by an increase in Roblox’s operational performance, cash flows, and financial conditions primarily driven by the COVID-19 pandemic and an increased likelihood of achieving a liquidity event.

The assessments of the estimated fair value of the Company’s common stock were made by the Company for grants between the dates of the valuations and were based, in part, by considering several factors, including the following:

•	contemporaneous valuations of the Company’s common stock performed by independent third-party appraisers;

•	the Company’s actual operating results and financial performance;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and

•	the lack of marketability of the Company’s common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

Securities and Exchange Commission December 7, 2020 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

The dates of the valuations were not contemporaneous with the grant dates of the Company’s equity awards. At each grant date, the board of directors of the Company reviewed the events described above since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of equity awards made on dates for which there was no valuation available from an independent valuation specialist, the board determined the fair value of the Company’s common stock on the date of grant based upon an interpolation of the immediately preceding valuation and immediately following valuation. The Company concluded that interpolation was reasonable given the steady increase in the fair value of the Company’s common stock over time and the lack of any single significant event that would cause the fair value to significantly change or fluctuate at any single point in time.

In addition, the Company did not commence preparations for a potential IPO until September 2020, with the board formally approving pursuing an offering in October 2020. Prior to these dates, while the Company occasionally evaluated its liquidity opportunities, it had not seriously engaged in evaluating an IPO or other transaction. Therefore, the board’s evaluation of the fair value of the Company’s common stock occurred on dates during which an IPO was not contemplated in the near term.

Price Range Related to the IPO

To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that on December 5, 2020, representatives of Goldman Sachs & Co. LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters (the “Underwriters”), advised the Company that, based on the then-current market conditions, they recommend to the Company a price range of $[*] to $[*] per share (the “Price Range”) for an IPO of the Company’s Class A common stock, with a midpoint of the anticipated Price Range of approximately $[*] per share (the “Midpoint Price”); the Company agreed to proceed with the IPO at this Price Range. The Company believes the Price Range to be a bona fide price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range, and plans to include the Price Range in an amendment to the Registration Statement that will be filed before the commencement of the road show. On November 18, 2020, Goldman Sachs & Co. LLC, on behalf of the Underwriters, informally recommended to the Company a preliminary price range of $[*] to $[*] related to the IPO, noting that the preliminary price range was subject to further change as a result of various factors, and this preliminary price range obviously was obviously based on the same analysis that was the basis for the subsequent Price Range.    Prior to November 18, 2020, the Underwriters had not provided the Company with any recommendations relating to the estimated price range the Company should use in connection with this offering.

The Price Range has been determined based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current conditions in the U.S. equity markets, including the fairly robust reception to the initial public offerings of technology companies starting in September 2020 and continuing into the fourth quarter of 2020 despite the relative volatility in the market due to the COVID-19 pandemic and the lead-up to the U.S. presidential election, and input received from Goldman Sachs & Co. LLC. In particular, in recent months, there has been a number of high-profile IPOs, including companies that are considered as comparable to the Company. The Price Range does not consider any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. The factors that impacted the determination of the Price Range are discussed in more detail below.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

Securities and Exchange Commission December 7, 2020 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

Comparison of the July and August 2020 Grant Prices to the Midpoint Price

As requested by the Staff in conversations, the Company is focusing on the comparison of the July and August 2020 grant prices to the Midpoint Price for this section. Similar to the practice in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was based on a variety of factors including recommendations from the Underwriters relating to the Company’s potential value compared to comparable businesses. Among the general factors that impact the determination of the Price Range were the following:

•

The conversion of all the Company’s convertible preferred stock into Class A common stock that will occur upon the completion of the IPO. The corresponding elimination of the rights and preferences of the convertible preferred stock results in a higher valuation for the Company’s Class A common stock, which is reflected in the Price Range (as discussed in more detail below).

•	An analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for technology companies.

•	The financial and operational performance of the Company during recent quarters (as discussed in more detail below).

•

The general condition of the U.S. capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, including the generally positive reception to the recent initial public offerings of technology companies despite the relative volatility in the equity markets (as discussed in more detail below).

•	An assumption that there would be a receptive public trading market for a popular and well-known company such as Roblox given the consumer facing experiences that Roblox provides on its platform.

•

A future price for shares of Class A common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of the Class A common stock as of all of the equity grant dates described above appropriately considers a liquidity discount for the lack of marketability.

•	The assumption of a successful IPO with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private.

•	An assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

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The Company notes that the difference between the July and August 2020 grant prices and the Midpoint Price is significantly attributable to the following key specific factors beyond the general factors that were considered for determining the Price Range.

IPO Market Specific Factors

•

The valuation considerations for estimating the Price Range were informed by current conditions in the U.S. equity markets, including increased activity levels for initial public offerings of technology companies despite the relative volatility in the equity markets due to the COVID-19 pandemic and other macroeconomic and political risks. In particular, COVID-19 introduced great uncertainty in the capital markets after the U.S. stay at home orders became prevalent starting in March 2020. However, even with this uncertainty, a number of biotech and SPAC IPOs were actively hitting the IPO market through the spring and into the summer of 2020. In addition, a few technology companies also came to market in the early summer time frame. Despite the continuing uncertainty of COVID-19 and the upcoming U.S. elections, a number of technology company “unicorns” also were able to successfully complete their IPOs starting in September 2020, including, for example, Palantir Technologies, Snowflake and Unity Software, and market support for these technology company IPOs was also robust with many trading higher in the after-market. Other large technology companies also are planning to go public in December 2020, including AirBnB, C3ai, Doordash and Wish (ContextLogic). In addition, the Underwriters took into account the financing and trading performance of other publicly listed peer companies that are comparable to Roblox, such as Pinterest and Snap, and publicly listed competitors to Roblox, as specified in the Registration Statement, to inform their views on the Price Range. This overall receptiveness in the IPO markets for technology companies gave the Company the confidence to decide on proceeding with its IPO, and the IPO market demand and public company comparables were significant factors that the Underwriters took into account for determining the Price Range.

Company Performance Specific Factors

•

The Company’s financial performance also has played a critical role in shaping the determination of the Price Range. The Company has seen an increase in user and bookings growth following the implementation of shelter-in-place orders to mitigate the COVID-19 pandemic, which is reflected in the disclosure in the Registration Statement. In particular, the Company was aware of the robust financial performance for the second quarter of 2020 as it prepared its results in July 2020. The Company also was able to determine that such usage and related financial performance continued during the third quarter of 2020 as the Company reviewed its results in October 2020; the Company did not see any unexpected impact of the back to school period on the third quarter of 2020. As noted above, revenue increased by $238.8 million, or 68%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, based in part off of the number of daily paying users increasing from roughly 168,000 in the nine months ended September 30, 2019 to roughly 455,000 for the nine months ended September 30, 2020. [*]. The growth in revenue, bookings and the associated increase in the value of the Company’s common stock all played a significant role in the determination of the Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

Securities and Exchange Commission December 7, 2020 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY ROBLOX CORPORATION: RBLX-001

•

The Underwriters also received feedback from potential investors following the “testing the waters” meetings that the Company conducted in November 2020 and through early December 2020. This investor feedback supported interest in investing in the Company’s IPO at a step-up in valuation that informed the Price Range.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase the Company’s strategic flexibility and profile and provide both equity and cash currency to support acquisitions that support the Company’s growth.

Valuation Methodology Specific Factors

•

The methodology for determining the March 31, 2020 and September 30, 2020 valuation prices incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. For financial reporting purposes the Company applied a straight-line calculation between the independent third-party valuations mentioned above to determine the fair value of the common stock on the grant dates in July and August 2020. The Company believes that this straight-line methodology, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock and accumulated dividends will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

The valuation report used in determining the March 31, 2020 and September 30, 2020 valuation prices that supported the July and August 2020 grant prices (using the interpolation method) utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The Price Range represents a future price for shares of the Company’s Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the July and August 2020 grant prices represent a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and was subject to a DLOM as indicated above.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

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In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the July and August 2020 grant prices), the latest valuation (the $8.45 valuation price) and the prior valuations are reasonable and that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with the Company’s grants of equity awards are reasonable and appropriate in light of all of the considerations outlined above.

Compensation Expense in September 30, 2020 Interim Financial Statements Related to the July and August 2020 Grants

For financial reporting purposes the Company applied a straight-line calculation between the independent third-party valuations mentioned above to determine the fair value of the Company’s common stock on the grant dates in July and August 2020. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the common stock.

While the Company believes that the interpolation method discussed above was appropriate for options granted in July and August of 2020, as discussed with the Staff in conversation, the Company conducted a sensitivity analysis by performing a straight-line calculation between the independent third-party valuation performed in March 2020 and the Midpoint Price. While the Company is not applying this approach to its financial statements for the reasons mentioned throughout this response, the Company supplementally notes that the incremental stock-based compensation associated with the July and August 2020 grants using the interpolated method between the March 2020 valuation and the Midpoint Price would be immaterial to the Company’s results for the nine months ended September 30, 2020.

Compensation Expense for Grants Subsequent to September 30, 2020

On November 1, 2020 and November 18, 2020, the Company granted 2,042,753 RSUs and 1,018,484 RSUs, respectively, to certain employees that vest upon the satisfaction of both a service-based vesting condition and a performance condition. The service-based vesting condition is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition for the RSUs is satisfied upon the occurrence of a qualifying event defined as (i) the later of the expiration of the lock-up period and 90 days following the effective date of our initial public offering, (ii) a change in control of the Company, or (iii) a broad-based or Company-wide issuer or third-party tender offer resulting in the purchase of no less than $250 million of the Company’s stock prior to our initial public offering. The RSU liquidity events are not deemed probable until consummated, and therefore, all stock-based compensation costs related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, the estimated unrecognized stock-based compensation cost of $[*] and $[*] for the November 1, 2020 and November 18, 2020 grants, respectively, will be recorded based on the grant-date fair value of the RSUs (assuming the Midpoint Price) using the accelerated attribution method over the vesting period. The Company will be including this estimated information in an amendment to the Registration Statement that contains the Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION

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* * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke

Michael Coke

cc:     David Baszucki, Roblox Corporation

Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Edwin Hormozian, Deloitte & Touche LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ROBLOX CORPORATION